Dreyfus Municipal Cash Management Plus
Statement of Investments
April 30, 2005 (Unaudited)

Tax Exempt Investments--102.0%	Principal Amount ($)		Value ($)
Alabama--4.8%			
Jefferson County, Limited Obligation School Warrants, VRDN 3.04% (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	34,500,000	a	34,500,000
Mcintosh Industrial Development Board Environmental Improvement Revenue Refunding, VRDN (CIBA Specialty Chemicals) 3.11%	4,700,000	a	4,700,000
Arizona--5.0%			
Maricopa County Industrial Development Authority MFHR, VRDN:			
Refunding (San Martin Apartments Project) 3.02% (Insured; FNMA and Liquidity Facility; FNMA)	6,500,000	a	6,500,000
(San Clemente Apartments Project) 3.28% (Insured; FNMA and Liquidity Facility; FNMA)	1,010,000	a	1,010,000
Phoenix Civic Improvement Corporation, Airport Revenue VRDN, Merlots Program 3.13% (Insured; FGIC Liquidity Facility; Wachovia Bank)	4,675,000	a	4,675,000
Roaring Fork Municipal Products, Revenue, VRDN COP 3.07% (Insured; MBIA and Liquidity Facility; The Bank of New York)	8,110,000	a	8,110,000
Salt River Project Agricultural Improvement and Power District, Water and Sewer Revenue, CP:			
2.35%, 5/12/2005 (Liquidity Facility: Bank of America, Bank One, Citigroup Inc., JPMorgan Chase Bank, Marshall and Ilsley Bank and Wells Fargo Bank)	10,000,000		10,000,000
2.40%, 5/18/2005 (Liquidity Facility; Bank of America, Bank One, Citigroup Inc., JPMorgan Chase Bank, Marshall and Ilsley Bank and Wells Fargo Bank)	10,000,000		10,000,000
California--2.6%			
FHLMC Multifamily VRDN Certificates Housing Revenue, VRDN 3.09% (Liquidity Facility; FHLMC and LOC; FHLMC)	16,839,109	a	16,839,109
Golden State Tobacco Securitization Corporation Tobacco Settlement Revenue, VRDN 3.08% (Liquidity Facility; Merrill Lynch)	4,000,000	a	4,000,000
Colorado--4.4%			
Colorado Health Facilities Authority, Health Care Facilities Revenue, VRDN (Christian Living Campus) 3.03% (LOC; HSH Nordbank)	9,875,000	a	9,875,000
Colorado Housing and Finance Authority, Revenue			

VRDN 3.09% (Liquidity Facility; FHLB and LOC; CDC Funding Corp.)	10,000,000	a	10,000,000
Denver City and County, Airport Revenue, Refunding VRDN 3.05% (Insured; MBIA and Liquidity Facility; Bank One)	5,000,000	a	5,000,000
Southern Ute Indian Tribe of Southern Ute Indian Reservation, Industrial Revenue, VRDN 3.10%	11,000,000	a	11,000,000

Connecticut--.4%

Town of Westbrook, GO Notes, BAN 3.50%, 10/15/2005	3,600,000		3,620,453

Delaware--.5%

Delaware Economic Development Authority Private Schools Revenue, VRDN (St. Anne's Episcopal School Project) 3.10% (LOC; Wilmington Trust Co.)	4,000,000	a	4,000,000

Florida--6.7%

Florida Municipal Power Agency, Electric Revenue CP 2.40%, 5/17/2005 (LOC; Wachovia Bank)	7,218,000		7,218,000
City of Jacksonville:			
Educational Facilities Revenue VRDN (Edward Waters College Project) 3.05% (LOC; Wachovia Bank)	4,400,000	a	4,400,000
Electric Revenue, CP 2.05%, 5/20/2005 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	15,000,000		15,000,000
Martin County, PCR, Refunding, VRDN (Florida Power and Light Co. Project) 3.12%	10,100,000	a	10,100,000
Miami-Dade County Industrial Development Authority IDR, VRDN (Fine Art Lamps Project) 3.05% (LOC; SunTrust Bank)	4,050,000	a	4,050,000
Orange County Housing Finance Authority Homeowner Revenue, VRDN 3.13% (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	4,705,000	a	4,705,000
Orange County Industrial Development Authority, IDR VRDN (Central Florida YMCA Project) 3.05% (LOC; Bank of America)	4,300,000	a	4,300,000
Southeast Volusia Hospital District, Health Care Facilities Revenue (Bert Fish Medical Center) 3.03% (LOC; South Trust Bank)	4,800,000	a	4,800,000

Georgia--3.4%

City of Atlanta, Airport Revenue, Refunding, VRDN (Insured; MBIA and Liquidity Facility; Bayerische Landesbank)	15,000,000	a	15,000,000
Atlanta Urban Residential Finance Authority MFHR, VRDN:			
(Auburn Glenn Apartments) 3.05% (LOC; Wachovia Bank)	5,000,000	a	5,000,000

(Lindbergh City Center Apartments) 3.06%			
(LOC; Regions Bank)	5,000,000	a	5,000,000
Metropolitan Rapid Transit Authority, Transportation			
Revenue, CP 2.35%, 5/10/2005			
(LOC; Dexia Credit Locale)	2,500,000		2,500,000

Idaho--.6%

Idaho Housing and Finance Association			
SFMR 2.50%, 2/1/2006			
(Liquidity Facility; Lloyds TSB Bank PLC)	5,000,000		5,000,000

Illinois--9.3%

City of Chicago, IDR, VRDN			
(Victoria Limited LLC Project) 3.09%			
(LOC; ABN-AMRO)	3,650,000	a	3,650,000
State of Illinois, GO Notes:			
3%, 6/3/2005	20,000,000		20,017,074
VRDN, Merlots Program 3.08% (Insured; FGIC			
and Liquidity Facility; Wachovia Bank)	5,370,000	a	5,370,000
Illinois Educational Facilities Authority, Revenue			
VRDN (Lake Forest Graduate School)			
3.01% (LOC; Fifth Third Bank)	5,000,000	a	5,000,000
Illinois Health Facilities Authority, Health Care Facilities			
Revenue, CP (Evanston Hospital Corp.):			
2%, 5/12/2005	5,000,000		5,000,000
2.05%, 5/19/2005	5,000,000		5,000,000
Regional Transportation Authority, Transportation			
Revenue, Refunding 2.80%, 6/1/2005			
(Liquidity Facility; DEPFA Bank PLC)	9,410,000		9,410,000
Roaring Fork Municipal Products, Revenue, VRDN			
3.14% (Insured; FNMA and Liquidity Facility;			
The Bank of New York)	13,565,000	a	13,565,000
Upper Illinois River Valley Development Authority			
SWDR, VRDN (Exolon-Esk Co. Project)			
3.07% (LOC; Bank of America)	8,405,000	a	8,405,000

Indiana--4.2%

City of Hammond, Sewer and Solid Waste Disposal			
Revenue, Refunding, VRDN			
(Cargill Inc. Project) 3.07%	6,500,000	a	6,500,000
Indiana Educational Facilities Authority			
College and University Revenue, VRDN			
(Martin University Project)			
3.02% (LOC; Key Bank)	3,370,000	a	3,370,000
Indiana Toll Road Commission			
Toll Road Revenue, VRDN, Merlots Program 3.08%			
(Liquidity Facility; Wachovia Bank)	3,350,000	a,b	3,350,000
Indianapolis Local Public Improvement Bond Bank			
Revenue 3%, 7/6/2005	7,975,000		7,989,701
St. Joseph County, Health Care Facility Revenue, VRDN			
(South Bend Medical Foundation Project)			

3.07% (LOC; National City Bank)	3,130,000	a	3,130,000
County of Vanderburgh, EDR, VRDN (Arbors Apartments Project) 3.08% (LOC; ABN-AMRO)	9,575,000	a	9,575,000

Iowa--2.2%

State of Iowa, Revenue, TRAN 3%, 6/30/2005	5,000,000		5,009,554
Iowa Finance Authority, SFMR Banked Securities Program 2.06%, 6/1/2005 (Liquidity Facility; State Street Bank and Trust Co.)	4,500,000		4,500,000
Iowa School Corporations, Revenue, TAN Iowa School Cash Anticipation Program 3%, 6/30/2005 (Insured; FSA)	8,000,000		8,012,948

Kansas--.4%

City of Mission, MFHR, Refunding, VRDN (The Falls Apartments Project) 3.11% (Insured; FNMA)	3,350,000	a	3,350,000

Kentucky--4.6%

Kenton County Airport Board, Special Facilities Revenue VRDN (Airis Cincinnati LLC) 3.10% (LOC; Deutsche Bank)	27,000,000	a	27,000,000
Kentucky Asset Liability Commission, General Fund Revenue, TRAN 3%, 6/29/2005	10,000,000		10,016,583

Maine--1.1%

City of Auburn, Obligation Securities Revenue, VRDN (J&A Properties) 3.07% (LOC; Citizens Bank of Massachusetts)	2,720,000	a	2,720,000
Finance Authority of Maine, Private Schools Revenue VRDN (Kents Hill School) 3.02% (LOC; Allied Irish Banks)	6,000,000	a	6,000,000

Maryland--.3%

Maryland Economic Development Corporation, Revenue Refunding, VRDN (United Cerebral Palsy Project) 3.11% (LOC; M&T Bank)	2,229,500	a	2,229,500

Massachusetts--.8%

Koch Certificates of Trust, Revenue, VRDN 3.09% (Insured; AMBAC and Liquidity Facility; State Street Bank & Trust Co.)	1,680,000	a	1,680,000
Massachusetts Development Finance Agency Revenue, VRDN (North Field Mount Hermon) 3.10% (Insured; Radian Bank and Liquidity Facility; Bank of America)	5,000,000	a	5,000,000

Michigan--3.2%

State of Michigan, GO Notes 3.50%, 9/30/2005	5,000,000		5,030,717

Michigan Hospital Finance Authority
  Revenue, VRDN:
    (Chelsea Community Hospital)
      3.02% (LOC; National City Bank) | 3,685,000 | a | 3,685,000
    Health Care Equipment Loan
      Program 3.03% (LOC; ABN-AMRO) | 5,000,000 | a | 5,000,000
Michigan Strategic Fund, LOR, VRDN:
  (HME Inc. Project) 3.08% (LOC; Fifth Third Bank) | 2,300,000 | a | 2,300,000
  (Peckham Vocational Industries Project)
    3.09% (LOC; ABN-AMRO) | 2,425,000 | a | 2,425,000
  (PFG Enterprises Inc. Project)
    3.29% (LOC; Huntington NB) | 3,080,000 | a | 3,080,000
Oakland County Economic Development Corporation
  LOR, VRDN (Michigan Seamless Tube LLC)
  3.15% (LOC; ABN-AMRO) | 4,000,000 | a | 4,000,000

Minnesota--1.9%

Minnesota Housing Finance Agency, Revenue
  (Residential Housing Finance):
    2.30%, 12/14/2005 | 5,000,000 | | 5,000,000
    VRDN 3.05% (Liquidity Facility; Lloyds
      TSB Bank PLC) | 6,000,000 | a | 6,000,000
City of Rochester, Health Care Facilities Revenue
  CP 2.07%, 6/9/2005 (LOC; Mayo Foundation) | 4,000,000 | | 4,000,000

New Mexico--.7%

County of Dona Ana, IDR, VRDN (Foamex Products Inc.
  Project) 3.07% (LOC; Bank of Nova Scotia) | 5,900,000 | a | 5,900,000

North Carolina--.2%

Burke County Industrial Facilities and Pollution Control
  Financing Authority, Industrial Revenue, VRDN
  (Bauer Industries Inc. Project) 3.10%
  (LOC; Bank of Montreal) | 1,855,000 | a | 1,855,000

Ohio--3.9%

Akron Bath Copley Joint Township Hospital District
  Health Care Facilities Revenue, VRDN
  (Summa Health Systems) 3.02% (LOC; Bank One) | 10,000,000 | a | 10,000,000
Cleveland City School District, Revenue, RAN
  5.50%, 6/1/2005 (Insured; AMBAC) | 3,700,000 | | 3,711,225
Ohio State University, Education Revenue
  CP 2.02%, 5/13/2005 | 10,610,000 | | 10,610,000
Ohio Water Development Authority
  Solid Waste Facilities Revenue, VRDN
  (Pel Technologies Project) 3.07% (LOC; Key Bank) | 7,000,000 | a | 7,000,000

Oklahoma--1.2%

Oklahoma Student Loan Authority, Student Loan
  Revenue, VRDN 3.05% (Insured; MBIA and

Liquidity Facility; DEPFA Bank PLC)	10,000,000	a	10,000,000

Pennsylvania--10.7%

Bethlehem Area School District, GO Notes, VRDN 3.02% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	10,000,000	a	10,000,000
Cumberland County, GO Notes, VRDN 3.05% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	4,545,000	a	4,545,000
Dauphin County General Authority, Revenue, VRDN: 3.11% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	15,925,000	a	15,925,000
School District Pooled Financing Program II 3.11% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	12,605,000	a	12,605,000
Lancaster County Hospital Authority, Health Care Facilities Revenue, VRDN (Willow Valley Retirement Project) 3.01% (Insured; Radian Bank and Liquidity Facility; Bank of America)	6,000,000	a	6,000,000
Langhorne Manor Borough Higher Education and Health Authority, Revenue, VRDN (Heritage Towers Project) 3.10% (LOC; Bank of America)	3,405,000	a	3,405,000
Montgomery County Industrial Development Authority Industrial Revenue, VRDN (Recigno Laboratories) 3.15% (LOC; Wachovia Bank)	1,840,000	a	1,840,000
New Garden General Authority, Revenue, VRDN Municipal Pooled Financing Program 3% (Insured; FSA and Liquidity Facility; Bank of Nova Scotia)	2,500,000	a	2,500,000
North Lebanon Township Municipal Authority Sewer Revenue, VRDN 3.04% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3,400,000	a	3,400,000
Temple University of the Commonwealth System of Higher Education, College and University Revenue 2.25%, 5/2/2005	10,000,000		10,000,265
West Cornwall Township Municipal Authority, Revenue VRDN, Pennsylvania General Government Loan Program 3.02% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	4,523,000	a	4,523,000
County of York, GO Notes, TRAN 2.75%, 6/30/2005	11,500,000		11,514,130

Tennessee--1.9%

Metropolitan Government of Nashville and Davidson County Industrial Development Board, Revenue VRDN (Nashville Symphony Hall Project) 3% (LOC; Bank of America)	15,000,000	a	15,000,000

Texas--13.8%

Bexar County Housing Finance Corporation, MFHR VRDN (Gates Capernaum Apartments Project) 3.12% (Liquidity Facility; Merrill Lynch)	4,000,000	a	4,000,000

Brazos River Authority, PCR, Refunding, VRDN (TXU Energy Co. Project) 3.05% (LOC; Wachovia Bank)	5,700,000	a	5,700,000
Harris County:			
Highway Revenue Tolls, Refunding 2.50%, 8/15/2005 (Insured; FGIC)	1,720,000		1,721,456
Transportation Revenue, CP:			
2.55%, 6/22/2005 (Liquidity Facility; Dexia Credit Locale)	3,400,000		3,400,000
2.75%, 6/22/2005 (Liquidity Facility; Dexia Credit Locale)	3,000,000		3,000,000
Harris County Health Facilities Development Corporation Revenue:			
CP (Methodist Hospital) 2.07%, 5/9/2005	7,000,000		7,000,000
VRDN (St. Luke's Episcopal Hospital) 3.07% (Liquidity Facility: Bank of America, Bayerische Landesbank, JPMorgan Chase Bank and Northern Trust Co.)	24,937,000	a	24,937,000
Houston Higher Education Facility, Education Revenue, CP (Rice University) 2.40%, 5/23/2005	8,000,000		8,000,000
Montgomery County Housing Finance Corporation MFHR, VRDN (Park at Woodline Town Homes) 3.12% (LOC; Citigroup Inc.)	7,500,000	a	7,500,000
Revenue Bond Certificate Series Trust, Various States Revenue, VRDN:			
(Chimney Project) 3.44% (GIC; AIG Funding Inc.)	6,230,000	a	6,230,000
(Pebble Brooke) 3.44% (GIC; AIG Funding Inc.)	7,000,000	a	7,000,000
City of San Antonio, Water Revenue, Refunding VRDN 3% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	17,950,000	a	17,950,000
State of Texas, Revenue, TRAN 3%, 8/31/2005	7,000,000		7,032,231
Texas Department of Housing and Community Affairs SFMR 1.95%, 8/3/2005 (GIC; CDC Funding Corp.)	3,500,000		3,500,000
Texas Municipal Power Agency, Electric Revenue CP 2.04%, 5/25/2005 (Liquidity Facility: Bayerische Landesbank, JPMorgan Chase Bank and State Street Bank and Trust Co.)	5,000,000		5,000,000

Utah--1.7%

Intermountain Power Agency, Electric Revenue CP 2%, 5/10/2005 (Liquidity Facility: Bank of America and Bank of Nova Scotia)	13,800,000		13,800,000

Virginia--3.4%

Norfolk Economic Development Authority New Empowerment Zone Facility Revenue, VRDN (Metropolitan Machine Corp. Project) 3.05% (LOC; Wachovia Bank)	7,100,000	a	7,100,000
Norfolk Redevelopment and Housing Authority Revenue, VRDN (Retirement Community) 3.02% (LOC; HSH Nordbank)	10,000,000	a	10,000,000
Virginia Beach Development Authority, Industrial Revenue Refunding, VRDN (Giant Square Shopping Center)			

3.05% (LOC; Wachovia Bank)		3,700,000 a	3,700,000
Virginia Housing Development Authority, Commonwealth			
Mortgage Revenue 2.50%, 6/2/2005		7,100,000	7,100,000

Washington--5.0%

Everett Industrial Development Corporation			
Exempt Facilities Revenue, VRDN			
(Kimberly Clark Corp. Project) 3%		3,200,000 a	3,200,000
Seattle Housing Authority, Revenue, VRDN			
(Newholly Project-Phase III) 3.07% (LOC; Key Bank)		2,450,000 a	2,450,000
Washington Economic Development Finance Authority			
SWDR, VRDN:			
(Cedar Grove Composing Project)			
3.08% (LOC; Wells Fargo Bank)		5,900,000 a	5,900,000
(Lemay Enterprises Project)			
3.08% (LOC; Bank of America)		5,665,000 a	5,665,000
(Waste Management Project)			
3.08% (LOC; Bank of America)		5,500,000 a	5,500,000
Washington Housing Finance Commission, MFHR			
VRDN:			
Refunding (Avalon Ridge Apartments Project)			
3.08% (Insured; FNMA)		10,000,000 a	10,000,000
(Queen Anne Project) 3.08%			
(LOC; Bank of America)		7,500,000 a	7,500,000

Wisconsin--1.5%

Prescott School District, Revenue			
BAN 2.30%, 11/1/2005		4,000,000	4,001,687
Sheboygan Area School District, Revenue			
BAN 2.625% 8/15/2005		5,000,000	5,001,334
St. Croix Central School District, Revenue			
BAN 2.75%, 8/1/2005		2,750,000	2,753,524

Wyoming--1.6%

County of Campbell, IDR			
(Two Elk Power Generation Project)			
2.40%, 12/1/2005 (GIC; Royal Bank of Canada)		12,800,000	12,800,000

Total Investments (cost $825,049,491)		**102.0%**	**825,049,491**
Liabilities, Less Cash and Receivables		**(2.0)%**	**(15,824,486)**
Net Assets		**100.0%**	**809,225,005**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**		Industrial Development Revenue
BAN	Bond Anticipation Notes	**LOC**		Letter of Credit
COP	Certificate of Participation	**LOR**		Limited Obligation Revenue

CP	Commercial Paper		**MBIA**	Municipal Bond Investors Assurance	
EDR	Economic Development Revenue			Insurance Corporation	
FGIC	Financial Guaranty Insurance Company		**MFHR**	Multi-Family Housing Revenue	
FHLB	Federal Home Loan Bank		**PCR**	Pollution Control Revenue	
FHLMC	Federal Home Loan Mortgage Corporation		**RAN**	Revenue Anticipation Notes	
FNMA	Federal National Mortgage Association		**SFMR**	Single Family Mortgage Revenue	
FSA	Financial Security Assurance		**SWDR**	Solid Waste Disposal Revenue	
GIC	Guaranteed Investment Contract		**TAN**	Tax Anticipation Notes	
GNMA	Government National Mortgage Association		**TRAN**	Tax and Revenue Anticipation Notes	
GO	General Obligation		**VRDN**	Variable Rate Demand Notes	

Summary of Combined Ratings

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	87.1
AAA, AA, A c		Aaa, Aa, A c		AAA, AA, A c	6.5
Not Rated d		Not Rated d		Not Rated d	6.4
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate-subject to periodic change.

b These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are
   prerefunded are collateralized by U.S. Government securities which are held in escrow and are used
   to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

d Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager
    to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.